             UNITED STATES OF AMERICA
                    before the
        SECURITIES AND EXCHANGE COMMISSION



        In the Matter of

    KINGSPORT POWER COMPANY                CERTIFICATE
     WHEELING POWER COMPANY                     OF
                                           NOTIFICATION
        File No. 70-8581

 (Public Utility Holding Company Act of 1935)


KINGSPORT POWER COMPANY ("KGPCo") and WHEELING POWER COMPANY ("WPCo") hereby certify in connection with the Application-Declara-tion on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declara-tion, as amended, and the Order of the Securities and Exchange Com-mission with respect thereto, dated June 23, 1995 (HCAR No. 35-26317), as follows:
1.On January 22, 1996, KGPCo sold to The Bank of New York an unsecured promissory note in the principal amount of $10,000,000 with a fixed interest rate of 6.75% and maturity date of January 22, 2001. A conformed copy of the term loan agreement and promis-sory note is attached hereto as Exhibit B-3.
2.On January 22, 1996, WPCo sold to The Bank of New York an unsecured promissory note in the principal amount of $10,000,000 with a fixed interest rate of 6.75% and maturity date of January 22, 2001. A conformed copy of the term loan agreement and promis-sory note is attached hereto as Exhibit B-4.
3.A copy of the "past tense" opinion of counsel relating to the transactions described herein is attached hereto as Exhibit F-2.
4.The transaction described herein was consummated within the period designated in said Application-Declaration.

                            KINGSPORT POWER COMPANY
                            WHEELING POWER COMPANY



                            By:____/s/ A. A. Pena_______
                                       Treasurer


Dated:  January 30, 1996








[96FN0002.KGP]

                                               Exhibit B-3

                TERM LOAN AGREEMENT


AGREEMENT dated as of the 1st day of November, 1995, between KINGSPORT POWER COMPANY, a Virginia corporation (herein called the "Company"), and THE BANK OF NEW YORK (the "Bank").


    SECTION 1.  Amounts and Terms of the Loan.

Section 1.01. Definitions. As used herein the following terms have the following meanings (which are equally applicable to both the singular and plural forms of such terms):

   "Agreement" means this Term Loan Agreement and any future amendments or supplements hereto.

   "Capitalization" of the Company means, as of any particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

   "Maturity Date" means January 22, 2001.

   "Note" means the promissory note of the Company substan-tially in the form of Exhibit A hereto, with appropriate insertions.

   "Short-Term Debt" means the principal amount of indebted-ness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

Section 1.02.  Loan; Pricing; and Borrowing Procedure.  The
Bank agrees, on the terms and conditions hereinafter set forth, to make a loan (the "Loan") to the Company on January 22, 1996 (the "Loan Date") in an amount totaling $10,000,000. The Loan shall bear interest from the Loan Date to the Maturity Date at a fixed interest rate of 6.75% per annum. Upon execution of this Agree-ment, the Company shall pay a commitment fee to the Bank for rate lock in the amount of $2,245.

Section 1.03.  Making the Loan.  Not later than 2:00 p.m. (New
York City time) on the Loan Date and upon fulfillment of the appli-cable conditions set forth in Section 2, the Bank will make the Loan available to the Company in same day funds at the Bank's address referred to in Section 6.02.

Section 1.04. Optional Prepayments. The Company may prepay the Note in whole at any time or in part from time to time by giving at least 3 Business Days' notice to the Bank specifying the amount and date of the proposed prepayment and paying any fee re-quired by Section 1.10. If notice is given as prescribed above, the principal amount of the Note which the Company proposes to prepay, together with accrued interest on such amount to the date of payment, shall become due and payable on the specified date of prepayment.

Section 1.05. Interest. The Company shall pay interest semi-annually on the 22nd day of each January and July, commencing the first such day occurring after the Loan Date in accordance with the Note evidencing the indebtedness resulting from the Loan and dated the Loan Date and delivered to the Bank pursuant to Section 2.

Section 1.06. Increased Capital. If the Bank determines (i) that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank or would have the effect of reducing the rate of return on the Bank's capital or on the capital of such corporation and (ii) that the amount of such capital is increased by or based upon, or such reduction is a con-sequence of the existence of, the Bank's commitment to lend here-under and other commitments of this type or the Loan or the Note, then the Company shall, within ten days following demand therefor by the Bank, from time to time as specified by the Bank pay to the Bank additional amounts sufficient to compensate the Bank in the light of such circumstances, to the extent that the Bank reasonably determines such increase in capital or reduction in rate of return, as the case may be, to be allocable to the existence of the Bank's commitment to lend hereunder or the making or maintenance of its Loan or the Note. A certificate as to such amounts submitted to the Company by the Bank accompanied by an explanation of the basis therefor, shall constitute such demand and shall be conclusive and binding for all purposes, absent manifest error.

Section 1.07. Assignments and Participations. The Bank may assign, or sell participations in, all or any part of the Loan to another bank or other entity, in which event (a) in the case of an assignment, upon notice thereof by the Bank to the Company and re-ceipt by the Bank of the Company's written consent to such assign-ment, such consent not to be unreasonably withheld, the assignee shall have, to the extent of such assignment, the same rights and benefits as it would have if it were the Bank hereunder and (b) in the case of a participation, the participant shall not have any rights under this Agreement and the Note (the participant's rights against the Bank in respect of such participation to be those set forth in the agreement(s) executed by the Bank in favor of the participant relating thereto) and all amounts payable by the Com-pany under Section 1 shall be determined as if the Bank had not sold such participation. The Bank may furnish any information con-cerning the Company in the possession of the Bank from time to time to assignees and participants (including prospective assignees and participants). Notwithstanding the foregoing provisions of this
Section 1.07, the Bank may at any time pledge or assign all or any portion of its rights under this Agreement and the Note to a Federal Reserve bank; provided, however, that no such pledge or assignment shall release the Bank from its obligations hereunder.

Section 1.08. Payments and Computations. The Company shall make each payment hereunder and under the Note not later than 12:00 noon (New York Time) on the day when due in lawful money of the United States of America and in same day funds to the Bank at its address referred to in Section 6.02. The Company hereby authorizes the Bank, if and to the extent payment is not made when due here-under or under the Note, to charge from time to time against the Company's account with the Bank any amount so due. All computa-tions of interest under the Note shall be made by the Bank on the basis of a year of 360 days (30 day months).

Section 1.09. Payment on Non-Business Days. Whenever any payment to be made hereunder or under the Note shall be stated to be due on a Saturday, a Sunday or a public or bank holiday or the equivalent for banks generally under the laws of the State of New York (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day. Any prepayments to the Bank on account of the principal of the Note shall be endorsed on the Note prior to any transfer by the Bank of the Note.

Section 1.10.  Fee for Cancellation or Payment Prior to
Maturity Date.

(a)For purposes of this Section 1.10, the following terms shall have the following meanings:

   "Liquidation Rate" means one-half of the interest rate per annum equal to the latest three-week moving average of secondary market midafternoon quotations of yields to maturity of U.S. Treasury notes trading closest to par value and matur-ing on, or within three months of, the Maturity Date, such three-week moving average to be determined by the Bank on the Fee Determination Date on the basis of such yields reported by dealers of U.S. Treasury notes to and published by the Federal Reserve Bank of New York or, if such publication shall be sus-pended or terminated, on the basis of quotations of such yields received by the Bank from three New York dealers of U.S. Treasury notes of recognized standing.

   "Loan Rate" means one-half of the Fixed Rate (as defined in the Note).

   "Fee Determination Date" means the Loan Date, if the Loan has not been made on or before the Loan Date, and means the date prior to the Maturity Date on which the Company repays the Loan or any part thereof pursuant to Section 1.04 or otherwise, if the Loan has been made.

(b)If the Company prepays the Loan or any part of it, prior to the Maturity Date (whether or not such prepayment is due to acceleration of the Loan pursuant to Section 5.01), the Company shall pay to the Bank a fee (as liquidated damages, and not as a penalty) equal to the sum of the present values, each determined at the Liquidation Rate, of the excess, if any, of (A) the sum of the semiannual interest payments on the principal amount of the Loan prepaid between the Fee Determination Date and the Maturity Date computed at the Loan Rate over
   (B) the sum of the semiannual interest payments on the principal amount of the Loan prepaid between the Fee Determination Date and the Maturity Date computed at the Liquidation Rate, such fee to be payable five Business Days after the Fee Determination Date, and such present value ("PV") to be calculated in accordance with the following formula:

   PV = (P x (R - T)) x [(1 - (1 + T)-n)/T]

   where R = the Loan Rate;

         T = the Liquidation Rate;

         n = the number of semiannual periods or any por-tion thereof from the Fee Determination Date to the Maturity Date; and

         P = the principal amount of the Loan being prepaid.


        SECTION 2.  Conditions of Lending.

Section 2.01. Conditions Precedent to the Loan. The obliga-tion of the Bank to make the Loan on the Loan Date is subject to the conditions precedent that:

(a)the Bank shall have received on or before the Loan Date the following, each dated such day, in form and substance satisfactory to the Bank:

        (i) A promissory note in the form of Exhibit A duly executed by the Company;

        (ii) Certified copies of the resolutions of the Board of Directors of the Company approving this Agree-ment and the Note, and of all documents evidencing other necessary corporate action and governmental approvals
   (including, without limitation, orders of the Tennessee
   Public Service Commission and of the Securities and Exchange Commission approving the transactions contem-plated by this Agreement) with respect to this Agreement and the Note;

        (iii) A certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and the Note and the other documents to be delivered hereunder;

        (iv) A favorable opinion of an attorney of the American Electric Power Service Corporation, counsel for the Company, as to matters referred to in Section 3.01
   (except subsections (e) and (i) thereof) and as to such other matters as the Bank may reasonably request; and

(b)on the Loan Date the following statements shall be true and the Bank shall have received a certificate signed by a duly authorized officer of the Company, dated the Loan
   Date, stating that:

        (i) The representations and warranties contained in Section 3.01 are correct on and as of the Loan Date as though made on and as of such date, and

        (ii) No event has occurred and is continuing, or would result from the Loan, which constitutes an Event of Default (as defined in Section 5.01 hereof) or would con-stitute an Event of Default but for the requirement that notice be given or time elapse or both; and

(c)the Bank shall have received such other approvals, opin-ions or documents as the Bank may reasonably request.


    SECTION 3.  Representations and Warranties.

Section 3.01.  Representations and Warranties of the Company.
The Company represents and warrants as follows:

(a)The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jur-isdiction indicated at the beginning of this Agreement.

(b)The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affec-ting the Company.

(c)No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, deliv-ery and performance by the Company of this Agreement or the Note, except for the authorizations of the Tennessee Public Service Commission and the Securities and Exchange Commission, which authorizations have been duly obtained and are in full force and effect.

(d)This Agreement is, and the Note when executed and delivered hereunder will be, legal, valid and binding obligations of the Company enforceable against the Com-pany in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforce-ment of creditors' rights in general, and except as the availability of the remedy of specific performance is subject to general principles of equity (regardless of whether such remedy is sought in a proceeding in equity or at law).

(e)The balance sheet of the Company as at December 31, 1994 and the related statement of income and retained earnings of the Company for the year then ended and the balance sheet of the Company as at June 30, 1995, and the related statement of income and retained earnings of the Company for the six months then ended (collectively, the "Finan-cial Statements"), copies of which have been furnished to the Bank, fairly present the financial condition of the Company as of such dates and the results of the opera-tions of the Company for the periods ended on such dates, all in accordance with generally accepted accounting principles consistently applied, and since June 30, 1995, there has been no material adverse change in such condi-tion or operations or in the business prospects of the Company.

(f)There is no pending or threatened action or proceeding affecting the Company, except as otherwise disclosed in the Financial Statements or otherwise reported to the Bank prior to the date of this Agreement, before any court, governmental agency or arbitrator, which may materially adversely affect the financial condition, operations or business prospects of the Company.

(g)No proceeds of the Loan will be used to acquire any security in any transaction which is subject to Section
   13 or 14 of the Securities Exchange Act of 1934.

(h)The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(i)Neither this Agreement, nor any financial statement or other written material furnished to the Bank on behalf of or by the Company in connection with the Loan, contains any untrue statement of a material fact or omits a mater-ial fact necessary to make the information contained therein not misleading. The Company does not know of any fact (other than matters of a general economic or polit-ical nature) that materially adversely affects the prop-erties, business or condition (financial or otherwise) of the Company or the ability of the Company to make and perform this Agreement and the Note, except as otherwise disclosed in the Financial Statements.


       SECTION 4.  Covenants of the Company.

Section 4.01. Affirmative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as the Note remains outstanding and unpaid, the Company will, unless the Bank shall otherwise consent in writing:

(a)Compliance with Laws, Etc. Comply in all material re-spects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith.

(b)Reporting Requirements. Furnish to the Bank: (i) as soon as available and in any event within 90 days after the end of each of the first three quarters of each fis-cal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within 130 days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial state-ments for such year certified in a manner acceptable to the Bank by Deloitte & Touche or another independent pub-lic accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as the Bank may from time to time reasonably request.

(c)Notices. Promptly give notice to the Bank of (a) any litigation affecting the Company in which the amount involved is $5,000,000 or more and is not covered by insurance and (b) the occurrence of each Event of Default and each event which, with notice or lapse of time or both, would constitute an Event of Default.

(d)Maintenance of Corporate Existence; Etc. Preserve and maintain its corporate existence in the jurisdiction of its incorporation (except as provided in Section 4.02(c)) and the rights, franchises and privileges necessary for the ordinary conduct of its business, maintain its prop-erties and assets in good working order and condition and maintain, with respect to its properties and assets and its business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated. Notwith-standing the provisions of the foregoing sentence, how-ever, the Company may self-insure by deductible provi-sions in a prudent amount with respect to each loss.

Section 4.02. Negative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as the Note remains outstanding and unpaid, it will not, without the written consent of the Bank:

(a)Limitation on Liens, Etc. Create, incur, assume or suf-fer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this Section as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, ex-cept that the foregoing restrictions shall not apply to:

        (i) any lien that may attach under the mortgage indenture of any major subsidiary of American Electric Power Company, Inc. with which the Company may merge or consolidate or to which the Company may sell or otherwise dispose of all or substantially all of its assets, pro-vided that the limitations specified in paragraph (c) of this Section 4.02 are in all respects satisfied;

        (ii) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

        (iii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

        (iv) liens incurred or deposits made in the ordinary course of business in connection with workers' compensa-tion, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

        (v) any judgment lien, unless the judgment it secures shall not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty days after the expiration of any such stay;

        (vi) liens on any property acquired, constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

        (vii) liens incidental to the conduct of the Com-pany's business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

        (viii) liens for the sole purpose of extending, renewing or replacing in whole or in part the indebted-ness secured by any lien referred to in the foregoing clauses (i) or (vi) or in this clause (viii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

(b)Limitations on Borrowing. Create or incur any indebted-ness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of 10% of the Capitalization of the Company, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) if, immediately after the creation or incurring of such indebtedness and the appli-cation of the proceeds thereof, if any, the total princi-pal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed 65% of the Capitalization of the Company.

(c)Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corpora-tion or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by Sec-tion 4.02(b) hereof, (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under the Note and to sub-ject itself to the terms of this Agreement or (c) immedi-ately after giving effect to such transaction, an Event of Default or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default would exist.

(d)Pension Plans. Permit any employee pension benefit plan (within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act) with respect to which the Company may have any liability to terminate, or withdraw from such plan, while there shall exist an accumulated funding deficiency of more than $50,000,000.


          SECTION 5.  Events of Default.

Section 5.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

(a)The Company shall fail to pay the principal of the Note when due; or

(b)The Company shall fail to pay any interest on the Note for more than 5 days after the date due or shall fail to pay any other amounts payable under this Agreement for more than 5 days after the due date; or

(c)Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made; or

(d)The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for 10 days after written notice thereof shall have been given to the Company by the Bank; or

(e)The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and the Note) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obliga-tion, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived; or

(f)The Company shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any pro-ceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrange-ment, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insol-vency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection (f);

(g)All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto; or

(h)Any judgment or order for the payment of money in excess of $3,000,000 shall be rendered against the Company and either (i) enforcement proceedings shall have been com-menced by any creditor upon such judgment or order or
   (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

then, and in any such event, the Bank may, by notice to the Company, (i) declare its obligation to make the Loan to be termi-nated, whereupon the same shall forthwith terminate, and (ii) declare the Note, all interest thereon and all other amounts pay-able under this Agreement to be forthwith due and payable, where-upon the Note, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company; provided, however, that in the event of a default pursuant to subsection (f) of this section (A) the obligation of the Bank to make the Loan thereon shall auto-matically be terminated and (B) the Note, all interest thereon and all other amounts payable under this Agreement shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Company.

            SECTION 6.  Miscellaneous.

Section 6.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or the Note, nor consent to any depar-ture by the Company therefrom, shall in any event be effective un-less the same shall be in writing and signed by the Bank and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 6.02. Notices, Etc. All notices and other communica-tions provided for hereunder shall be in writing and mailed or delivered personally or by means of telex, telecopy or other wire transmission or sent by nationwide overnight delivery service (with charges prepaid), if to the Company, at its address at 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Vice President-Finance; and if to the Bank, at its address at One Wall Street, 19th Floor, New York, New York 10286, Attention: Dennis M. Pidherney, Vice President, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or tele-copied or sent, be effective when deposited in the mails or delivered to the delivery service, respectively, addressed as aforesaid.

Section 6.03. No Waiver; Remedies. No failure on the part of the Bank to exercise, and no delay in exercising, any right here-under or under the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under the Note preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 6.04. Right of Set-Off. Upon the occurrence and during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (gen-eral or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Bank to or for the credit or the account of the Company against any and all of the obligations of the Company now or hereafter existing under this Agreement and the Note, irrespective of whether or not the Bank shall have made any demand under this Agreement or the Note and although such obligations may be unmatured. The Bank agrees promptly to notify the Company after any such set-off and applica-tion, provided that the failure to give such notice shall not affect the validity to such set-off and application. The rights of the Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Bank may have.

Section 6.05. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns, except that the Company shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Bank. This Agreement and the Note shall be governed by, and con-strued in accordance with, the laws of the State of New York.

Section 6.06. Costs, Expenses and Taxes. The Company agrees to pay or reimburse the Bank for the payment of (i) all reasonable out-of-pocket expenses of the Bank, including attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and the Note, and (ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of the Note, or of any modification of the Note, or of this Agreement.

Section 6.07.  Waiver of Trial by Jury.  The Bank and the
Company waive the right to trial by jury in any civil action or proceeding arising out of, based upon, or in any way connected to this Agreement or the Note.

Section 6.08. Jurisdiction, Service of Process. In connec-tion with any civil action or proceeding arising out of, based upon or in any way connected to this Agreement or the Note, the Company submits to the non-exclusive jurisdiction of state and Federal courts located in the City and State of New York in personam and agrees that such courts are convenient forums. The Company waives personal service upon it and consents to service of process by mailing a copy thereof to it at 1 Riverside Plaza, Columbus Ohio 43215, Attention of G. P. Maloney, by registered or certified mail.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                       KINGSPORT POWER COMPANY



                       By:______/s/_G._P._Maloney_________
                                 Vice President


                       THE BANK OF NEW YORK



                       By:________________________________
                                 Vice President



[95FN0011.KGP]

                                                 EXHIBIT A

                  PROMISSORY NOTE


$____________              Dated: ________________, ______



FOR VALUE RECEIVED, the undersigned, KINGSPORT POWER COMPANY, a Virginia corporation (the "Company"), hereby promises to pay to the order of THE BANK OF NEW YORK (the "Bank"), the principal sum of ____________________ Dollars ($____________) on ______________,
______ (the "Maturity Date"), together with interest on the prin-cipal amount remaining unpaid hereunder from time to time out-standing from the date hereof until said principal sum shall be paid in full, payable on the _____ day of each __________ and __________ during the term hereof and on the Maturity Date, at a rate of interest per annum equal at all times to ______% per annum (the "Fixed Rate"). Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 360 days (30 day months).

Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at One
Wall Street, New York, New York.

This Note evidences indebtedness incurred under a Term Loan Agreement dated as of ________________, ______, between the Company and the Bank (the "Agreement"), as the same may be amended, modi-fied or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains pro-visions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Maturity Date hereof upon the terms and conditions therein specified.

                       KINGSPORT POWER COMPANY


                       By:_____________________________
                       Title:  Vice President



[95FN0011.KGP]

                  PROMISSORY NOTE


$10,000,000                       Dated:  January 22, 1996



FOR VALUE RECEIVED, the undersigned, KINGSPORT POWER COMPANY, a Virginia corporation (the "Company"), hereby promises to pay to the order of THE BANK OF NEW YORK (the "Bank"), the principal sum of Ten Million Dollars ($10,000,000) on January 22, 2001 (the "Maturity Date"), together with interest on the principal amount remaining unpaid hereunder from time to time outstanding from the date hereof until said principal sum shall be paid in full, payable on the 22nd day of each January and July during the term hereof and on the Maturity Date, at a rate of interest per annum equal at all times to 6.75% per annum (the "Fixed Rate"). Any amount of princi-pal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 360 days (30 day months).

Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at One
Wall Street, New York, New York.

This Note evidences indebtedness incurred under a Term Loan Agreement dated as of November 1, 1995, between the Company and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Maturity Date hereof upon the terms and conditions therein specified.

                       KINGSPORT POWER COMPANY


                       By:____/s/_G._P._Maloney________
                       Title:  Vice President



[95FN0011.KGP]

                                               Exhibit B-4
                TERM LOAN AGREEMENT


AGREEMENT dated as of the 1st day of November, 1995, between WHEELING POWER COMPANY, a West Virginia corporation (herein called the "Company"), and THE BANK OF NEW YORK (the "Bank").


    SECTION 1.  Amounts and Terms of the Loan.

Section 1.01. Definitions. As used herein the following terms have the following meanings (which are equally applicable to both the singular and plural forms of such terms):

   "Agreement" means this Term Loan Agreement and any future amendments or supplements hereto.

   "Capitalization" of the Company means, as of any particu-lar time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstand-ing shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

   "Maturity Date" means November 1, 2000.

   "Note" means the promissory note of the Company substan-tially in the form of Exhibit A hereto, with appropriate insertions.

   "Short-Term Debt" means the principal amount of indebted-ness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

Section 1.02.  Loan; Pricing; and Borrowing Procedure.  The
Bank agrees, on the terms and conditions hereinafter set forth, to make a loan (the "Loan") to the Company on November 1, 1995 (the "Loan Date") in an amount totaling $11,000,000. The Loan shall bear interest from the Loan Date to the Maturity Date at a fixed interest rate of 6.73% per annum.

Section 1.03.  Making the Loan.  Not later than 2:00 p.m. (New
York City time) on the Loan Date and upon fulfillment of the appli-cable conditions set forth in Section 2, the Bank will make the Loan available to the Company in same day funds at the Bank's address referred to in Section 6.02.

Section 1.04. Optional Prepayments. The Company may prepay the Note in whole at any time or in part from time to time by giving at least 3 Business Days' notice to the Bank specifying the amount and date of the proposed prepayment and paying any fee re-quired by Section 1.10. If notice is given as prescribed above, the principal amount of the Note which the Company proposes to prepay, together with accrued interest on such amount to the date of payment, shall become due and payable on the specified date of prepayment.

Section 1.05. Interest. The Company shall pay interest semi-annually on the first day of each May and November, commencing the first such day occurring after the Loan Date in accordance with the Note evidencing the indebtedness resulting from the Loan and dated the Loan Date and delivered to the Bank pursuant to Section 2.

Section 1.06. Increased Capital. If the Bank determines (i) that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank or would have the effect of reducing the rate of return on the Bank's capital or on the capital of such corporation and (ii) that the amount of such capital is increased by or based upon, or such reduction is a con-sequence of the existence of, the Bank's commitment to lend here-under and other commitments of this type or the Loan or the Note, then the Company shall, within ten days following demand therefor by the Bank, from time to time as specified by the Bank pay to the Bank additional amounts sufficient to compensate the Bank in the light of such circumstances, to the extent that the Bank reasonably determines such increase in capital or reduction in rate of return, as the case may be, to be allocable to the existence of the Bank's commitment to lend hereunder or the making or maintenance of its Loan or the Note. A certificate as to such amounts submitted to the Company by the Bank accompanied by an explanation of the basis therefor, shall constitute such demand and shall be conclusive and binding for all purposes, absent manifest error.

Section 1.07. Assignments and Participations. The Bank may assign, or sell participations in, all or any part of the Loan to another bank or other entity, in which event (a) in the case of an assignment, upon notice thereof by the Bank to the Company and re-ceipt by the Bank of the Company's written consent to such assign-ment, such consent not to be unreasonably withheld, the assignee shall have, to the extent of such assignment, the same rights and benefits as it would have if it were the Bank hereunder and (b) in the case of a participation, the participant shall not have any rights under this Agreement and the Note (the participant's rights against the Bank in respect of such participation to be those set forth in the agreement(s) executed by the Bank in favor of the par-ticipant relating thereto) and all amounts payable by the Company under Section 1 shall be determined as if the Bank had not sold such participation. The Bank may furnish any information con-cerning the Company in the possession of the Bank from time to time to assignees and participants (including prospective assignees and participants). Notwithstanding the foregoing provisions of this
Section 1.07, the Bank may at any time pledge or assign all or any portion of its rights under this Agreement and the Note to a Federal Reserve bank; provided, however, that no such pledge or assignment shall release the Bank from its obligations hereunder.

Section 1.08. Payments and Computations. The Company shall make each payment hereunder and under the Note not later than 12:00 noon (New York Time) on the day when due in lawful money of the United States of America and in same day funds to the Bank at its address referred to in Section 6.02. The Company hereby authorizes the Bank, if and to the extent payment is not made when due here-under or under the Note, to charge from time to time against the Company's account with the Bank any amount so due. All computa-tions of interest under the Note shall be made by the Bank on the basis of a year of 360 days (30 day months).

Section 1.09. Payment on Non-Business Days. Whenever any payment to be made hereunder or under the Note shall be stated to be due on a Saturday, a Sunday or a public or bank holiday or the equivalent for banks generally under the laws of the State of New York (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day. Any prepayments to the Bank on account of the principal of the Note shall be endorsed on the Note prior to any transfer by the Bank of the Note.

Section 1.10.  Fee for Cancellation or Payment Prior to
Maturity Date.

(a)For purposes of this Section 1.10, the following terms shall have the following meanings:

   "Liquidation Rate" means one-half of the interest rate per annum equal to the latest three-week moving average of secondary market midafternoon quotations of yields to maturity of U.S. Treasury notes trading closest to par value and matur-ing on, or within three months of, the Maturity Date, such three-week moving average to be determined by the Bank on the Fee Determination Date on the basis of such yields reported by dealers of U.S. Treasury notes to and published by the Federal Reserve Bank of New York or, if such publication shall be sus-pended or terminated, on the basis of quotations of such yields received by the Bank from three New York dealers of U.S. Treasury notes of recognized standing.

   "Loan Rate" means one-half of the Fixed Rate (as defined in the Note).

   "Fee Determination Date" means the Loan Date, if the Loan has not been made on or before the Loan Date, and means the date prior to the Maturity Date on which the Company repays the Loan or any part thereof pursuant to Section 1.04 or otherwise, if the Loan has been made.

(b)If the Company prepays the Loan or any part of it, prior to the Maturity Date (whether or not such prepayment is due to acceleration of the Loan pursuant to Section 5.01), the Company shall pay to the Bank a fee (as liqui-dated damages, and not as a penalty) equal to the sum of the present values, each determined at the Liquidation Rate, of the excess, if any, of (A) the sum of the semi-annual interest payments on the principal amount of the Loan prepaid between the Fee Determination Date and the Maturity Date computed at the Loan Rate over (B) the sum of the semiannual interest payments on the principal amount of the Loan prepaid between the Fee Determination Date and the Maturity Date computed at the Liquidation Rate, such fee to be payable five Business Days after the Fee Determination Date, and such present value ("PV") to be calculated in accordance with the following formula:

   PV = (P x (R - T)) x [(1 - (1 + T)-n)/T]

   where R = the Loan Rate;

   T = the Liquidation Rate;

   n = the number of semiannual periods or any portion thereof from the Fee Determination Date to the Maturity Date; and

   P = the principal amount of the Loan being prepaid.


        SECTION 2.  Conditions of Lending.

Section 2.01. Conditions Precedent to the Loan. The obliga-tion of the Bank to make the Loan on the Loan Date is subject to the conditions precedent that:

(a)the Bank shall have received on or before the Loan Date the following, each dated such day, in form and substance satisfactory to the Bank:

        (i) A promissory note in the form of Exhibit A duly executed by the Company;

        (ii) Certified copies of the resolutions of the Board of Directors of the Company approving this Agree-ment and the Note, and of all documents evidencing other necessary corporate action and governmental approvals
   (including, without limitation, an order of the Securi-ties and Exchange Commission approving the transactions contemplated by this Agreement) with respect to this Agreement and the Note;

        (iii) A certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and the Note and the other documents to be delivered hereunder;

        (iv) A favorable opinion of an attorney of the American Electric Power Service Corporation, counsel for the Company, as to matters referred to in Section 3.01
   (except subsections (e) and (i) thereof) and as to such other matters as the Bank may reasonably request; and

(b)on the Loan Date the following statements shall be true and the Bank shall have received a certificate signed by a duly authorized officer of the Company, dated the Loan
   Date, stating that:

        (i) The representations and warranties contained in Section 3.01 are correct on and as of the Loan Date as though made on and as of such date, and

        (ii) No event has occurred and is continuing, or would result from the Loan, which constitutes an Event of Default (as defined in Section 5.01 hereof) or would con-stitute an Event of Default but for the requirement that notice be given or time elapse or both; and

(c)the Bank shall have received such other approvals, opin-ions or documents as the Bank may reasonably request.


    SECTION 3.  Representations and Warranties.

Section 3.01.  Representations and Warranties of the Company.
The Company represents and warrants as follows:

(a)The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jur-isdiction indicated at the beginning of this Agreement.

(b)The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affec-ting the Company.

(c)No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, deliv-ery and performance by the Company of this Agreement or the Note, except for the authorization of the Securities and Exchange Commission, which authorizations have been duly obtained and are in full force and effect.

(d)This Agreement is, and the Note when executed and delivered hereunder will be, legal, valid and binding obligations of the Company enforceable against the Com-pany in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforce-ment of creditors' rights in general, and except as the availability of the remedy of specific performance is subject to general principles of equity (regardless of whether such remedy is sought in a proceeding in equity or at law).

(e)The balance sheet of the Company as at December 31, 1994 and the related statement of income and retained earnings of the Company for the year then ended and the balance sheet of the Company as at June 30, 1995, and the related statement of income and retained earnings of the Company for the six months then ended (collectively, the "Finan-cial Statements"), copies of which have been furnished to the Bank, fairly present the financial condition of the Company as of such dates and the results of the opera-tions of the Company for the periods ended on such dates, all in accordance with generally accepted accounting principles consistently applied, and since June 30, 1995, there has been no material adverse change in such condi-tion or operations or in the business prospects of the Company.

(f)There is no pending or threatened action or proceeding affecting the Company, except as otherwise disclosed in the Financial Statements or otherwise reported to the Bank prior to the date of this Agreement, before any court, governmental agency or arbitrator, which may materially adversely affect the financial condition, operations or business prospects of the Company.

(g)No proceeds of the Loan will be used to acquire any security in any transaction which is subject to Section
   13 or 14 of the Securities Exchange Act of 1934.

(h)The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(i)Neither this Agreement, nor any financial statement or other written material furnished to the Bank on behalf of or by the Company in connection with the Loan, contains any untrue statement of a material fact or omits a mater-ial fact necessary to make the information contained therein not misleading. The Company does not know of any fact (other than matters of a general economic or polit-ical nature) that materially adversely affects the prop-erties, business or condition (financial or otherwise) of the Company or the ability of the Company to make and perform this Agreement and the Note, except as otherwise disclosed in the Financial Statements.


       SECTION 4.  Covenants of the Company.

Section 4.01. Affirmative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as the Note remains outstanding and unpaid, the Company will, unless the Bank shall otherwise consent in writing:

(a)Compliance with Laws, Etc. Comply in all material re-spects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith.

(b)Reporting Requirements. Furnish to the Bank: (i) as soon as available and in any event within 90 days after the end of each of the first three quarters of each fis-cal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within 130 days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial state-ments for such year certified in a manner acceptable to the Bank by Deloitte & Touche or another independent pub-lic accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as the Bank may from time to time reasonably request.

(c)Notices. Promptly give notice to the Bank of (a) any litigation affecting the Company in which the amount involved is $5,000,000 or more and is not covered by insurance and (b) the occurrence of each Event of Default and each event which, with notice or lapse of time or both, would constitute an Event of Default.

(d)Maintenance of Corporate Existence; Etc. Preserve and maintain its corporate existence in the jurisdiction of its incorporation (except as provided in Section 4.02(c)) and the rights, franchises and privileges necessary for the ordinary conduct of its business, maintain its prop-erties and assets in good working order and condition and maintain, with respect to its properties and assets and its business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar cir-cumstances by other corporations engaged in the same or similar businesses and similarly situated. Notwithstan-ding the provisions of the foregoing sentence, however, the Company may self-insure by deductible provisions in a prudent amount with respect to each loss.

Section 4.02. Negative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as the Note remains outstanding and unpaid, it will not, without the written consent of the Bank:

(a)Limitation on Liens, Etc. Create, incur, assume or suf-fer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this Section as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, ex-cept that the foregoing restrictions shall not apply to:

        (i) any lien that may attach under the mortgage indenture of any major subsidiary of American Electric Power Company, Inc. with which the Company may merge or consolidate or to which the Company may sell or otherwise dispose of all or substantially all of its assets, pro-vided that the limitations specified in paragraph (c) of this Section 4.02 are in all respects satisfied;

        (ii) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

        (iii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

        (iv) liens incurred or deposits made in the ordi-nary course of business in connection with workers' com-pensation, unemployment insurance and other types of social security, or to secure the performance of or com-pliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

        (v) any judgment lien, unless the judgment it secures shall not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty days after the expiration of any such stay;

        (vi) liens on any property acquired, constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

        (vii) liens incidental to the conduct of the Com-pany's business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

        (viii) liens for the sole purpose of extending, renewing or replacing in whole or in part the indebted-ness secured by any lien referred to in the foregoing clauses (i) or (vi) or in this clause (viii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

(b)Limitations on Borrowing. Create or incur any indebted-ness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of 10% of the Capitalization of the Company, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) if, immediately after the creation or incurring of such indebtedness and the appli-cation of the proceeds thereof, if any, the total prin-cipal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed 65% of the Capitalization of the Company.

(c)Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corpora-tion or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by Sec-tion 4.02(b) hereof, (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under the Note and to sub-ject itself to the terms of this Agreement or (c) immedi-ately after giving effect to such transaction, an Event of Default or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default would exist.

(d)Pension Plans. Permit any employee pension benefit plan (within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act) with respect to which the Company may have any liability to terminate, or withdraw from such plan, while there shall exist an accumulated funding deficiency of more than $50,000,000.


          SECTION 5.  Events of Default.

Section 5.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

(a)The Company shall fail to pay the principal of the Note when due; or

(b)The Company shall fail to pay any interest on the Note for more than 5 days after the date due or shall fail to pay any other amounts payable under this Agreement for more than 5 days after the due date; or

(c)Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made; or

(d)The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for 10 days after written notice thereof shall have been given to the Company by the Bank; or

(e)The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and the Note) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obliga-tion, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived; or

(f)The Company shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any pro-ceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrange-ment, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insol-vency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection (f);

(g)All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto; or

(h)Any judgment or order for the payment of money in excess of $3,000,000 shall be rendered against the Company and either (i) enforcement proceedings shall have been com-menced by any creditor upon such judgment or order or
   (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

then, and in any such event, the Bank may, by notice to the Com-pany, (i) declare its obligation to make the Loan to be terminated, whereupon the same shall forthwith terminate, and (ii) declare the Note, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Note, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company; provided, however, that in the event of a default pursuant to subsection (f) of this section (A) the obligation of the Bank to make the Loan thereon shall automatically be terminated and (B) the Note, all interest thereon and all other amounts payable under this Agreement shall automatically become and be due and payable, with-out presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Company.


            SECTION 6.  Miscellaneous.

Section 6.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or the Note, nor consent to any depar-ture by the Company therefrom, shall in any event be effective un-less the same shall be in writing and signed by the Bank and then such waiver or consent shall be effective only in the specific in-stance and for the specific purpose for which given.

Section 6.02. Notices, Etc. All notices and other communica-tions provided for hereunder shall be in writing and mailed or delivered personally or by means of telex, telecopy or other wire transmission or sent by nationwide overnight delivery service (with charges prepaid), if to the Company, at its address at 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Vice President-Finance; and if to the Bank, at its address at One Wall Street, 19th Floor, New York, New York 10286, Attention: Dennis M. Pidherney, Vice President, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or tele-copied or sent, be effective when deposited in the mails or delivered to the delivery service, respectively, addressed as aforesaid.

Section 6.03. No Waiver; Remedies. No failure on the part of the Bank to exercise, and no delay in exercising, any right here-under or under the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under the Note preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 6.04. Right of Set-Off. Upon the occurrence and during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (gen-eral or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Bank to or for the credit or the account of the Company against any and all of the obligations of the Company now or hereafter existing under this Agreement and the Note, irrespective of whether or not the Bank shall have made any demand under this Agreement or the Note and although such obligations may be unmatured. The Bank agrees promptly to notify the Company after any such set-off and applica-tion, provided that the failure to give such notice shall not affect the validity to such set-off and application. The rights of the Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Bank may have.

Section 6.05. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns, except that the Company shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Bank. This Agreement and the Note shall be governed by, and con-strued in accordance with, the laws of the State of New York.

Section 6.06. Costs, Expenses and Taxes. The Company agrees to pay or reimburse the Bank for the payment of (i) all reasonable out-of-pocket expenses of the Bank, including attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and the Note, and (ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of the Note, or of any modification of the Note, or of this Agreement.

Section 6.07.  Waiver of Trial by Jury.  The Bank and the
Company waive the right to trial by jury in any civil action or proceeding arising out of, based upon, or in any way connected to this Agreement or the Note.

Section 6.08. Jurisdiction, Service of Process. In connec-tion with any civil action or proceeding arising out of, based upon or in any way connected to this Agreement or the Note, the Company submits to the non-exclusive jurisdiction of state and Federal courts located in the City and State of New York in personam and agrees that such courts are convenient forums. The Company waives personal service upon it and consents to service of process by mailing a copy thereof to it at 1 Riverside Plaza, Columbus Ohio 43215, Attention of G. P. Maloney, by registered or certified mail.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                       WHEELING POWER COMPANY



                       By:_____/s/_G._P._Maloney__________
                                 Vice President



                       THE BANK OF NEW YORK



                       By:________________________________
                                 Vice President



[95FN0005.WPC]

                                                 EXHIBIT A

                  PROMISSORY NOTE


$____________              Dated: ________________, ______



FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, a West Virginia corporation (the "Company"), hereby promises to pay to the order of THE BANK OF NEW YORK (the "Bank"), the principal sum of ____________________ Dollars ($__________) on ______________
___, ______ (the "Maturity Date"), together with interest on the principal amount remaining unpaid hereunder from time to time out-standing from the date hereof until said principal sum shall be paid in full, payable on the 1st day of each May and November during the term hereof and on the Maturity Date, at a rate of interest per annum equal at all times to ______% per annum (the "Fixed Rate"). Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 360 days (30 day months).

Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at One
Wall Street, New York, New York.

This Note evidences indebtedness incurred under a Term Loan Agreement dated as of ________________, ______, between the Company and the Bank (the "Agreement"), as the same may be amended, modi-fied or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains pro-visions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Maturity Date hereof upon the terms and conditions therein specified.

                       WHEELING POWER COMPANY


                       By:_____________________________
                       Title:  Vice President



[95FN0005.WPC]

                  PROMISSORY NOTE


$10,000,000                       Dated:  January 22, 1996



FOR VALUE RECEIVED, the undersigned, WHEELING POWER COMPANY, a West Virginia corporation (the "Company"), hereby promises to pay to the order of THE BANK OF NEW YORK (the "Bank"), the principal sum of Ten Million Dollars ($10,000,000) on January 22, 2001, (the "Maturity Date"), together with interest on the principal amount remaining unpaid hereunder from time to time outstanding from the date hereof until said principal sum shall be paid in full, payable on the 22nd day of each January and July during the term hereof and on the Maturity Date, at a rate of interest per annum equal at all times to 6.75% per annum (the "Fixed Rate"). Any amount of princi-pal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 360 days (30 day months).

Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at One
Wall Street, New York, New York.

This Note evidences indebtedness incurred under a Term Loan Agreement dated as of November 1, 1995, between the Company and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Maturity Date hereof upon the terms and conditions therein specified.

                       WHEELING POWER COMPANY


                       By:_______/s/_G._P._Maloney________
                       Title:  Vice President



[95FN0013.WPC]

                                               Exhibit F-2




(614) 223-1649





January 23, 1996



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Kingsport Power Company
     Wheeling Power Company
     File No. 70-8581

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

     (a) all state laws applicable to the proposed transactions have been complied with;

     (b)  the note issued by Kingsport Power Company
          ("KGPCo") is a valid and binding obligation of KGPCo in accordance with its terms; sub-ject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

     (c)  the note issued by Wheeling Power Company
          ("WPCo") is a valid and binding obligation of WPCo in accordance with its terms; sub-ject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

     (d) the consummation of the proposed transaction has not violated the legal rights of the holders of any securities issued by KGPCo or WPCo or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf, Esq.
Counsel for Kingsport Power Company
     and Wheeling Power Company






[95FN0020.KGP]